Exhibit 10.1

Guy A. Di Lella	520 Madison Avenue	221 Main Street
Chief Human Resources Officer	23rd Floor	#1600
	New York, New York 10022	San Francisco, California 94105

tel: +1 650 534 9888
guy.dilella@ca.com

June 30, 2015

CA, Inc.
520 Madison Avenue
New York, New York 10022

Re: Employment Letter- Ayman Sayed

Dear Ayman:
This is your Employment Letter (the “Letter”) with CA, Inc., a Delaware corporation (the “Company”). It sets forth the terms of your employment with the Company and your service to the Company and its affiliates from time to time (together, the “Group”).

1.	Your Position, Performance and Other Activities
(a)     Position. You will be employed in the position of Executive Vice President, Chief Products Officer of the Company.
(b)     Authority, Responsibilities and Reporting. You will report directly to the Company’s Chief Executive Officer. Your duties, responsibilities and authority shall be such duties, responsibilities and authority as are consistent with the above job titles and such other duties, responsibilities and authority as the Chief Executive Officer shall from time to time specify commensurate with your position. During your employment, your principal place of performance of your responsibilities under this Letter will be Santa Clara, California.
(c)     Performance. During your employment, you will (a) serve the Group faithfully, diligently and to the best of the your ability under the direction of the Chief Executive Officer, (b) devote your full working time and best efforts, attention and energy to the performance of your duties to the Group and (c) not do anything inconsistent with your duties to the Group.
(d)     Other Activities. During your employment, you will not render any business, commercial or professional services to any non-member of the Group. However, you may (1) serve on corporate, civic or charitable boards, (2) manage personal investments, or (3) deliver lectures, or fulfill speaking engagements or teach at educational

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institutions, so long as (A) these activities do not interfere with your performance of your responsibilities under this Letter and (B) any service on a corporate, civic, charitable board or any other outside organization must be approved by the Company in advance and in writing in accordance with the Company’s written policies as in effect from time to time.

2.	Term of Your Employment
(a)     Your employment under this Letter will begin on August 10, 2015 (the “Start Date” of this Letter) and will continue until your employment is terminated by you or by the Company (this period referred to as the “Employment Period”). References in this Letter to “your employment” are to your employment under this Letter.
(b)     You and the Company agree that your employment with the Company is “at-will” which means that either you or the Company may terminate your employment at any time, for any reason whatsoever, with or without Cause or Good Reason (as such terms are defined herein), in accordance with the terms of this Letter.

3.	Your Compensation
(a)     Salary. For the portion of the Company’s fiscal year 2016 (beginning on April 1, 2015 and ending on March 31, 2016) following your Start Date, you will receive an annual base salary at the rate of $600,000. After fiscal year 2016 your annual base salary will be determined by the Compensation and Human Resources Committee of the Board of Directors (the “Compensation Committee”) in its sole discretion and in accordance with its normal review process; provided that your annual base salary will not be reduced below $600,000 (other than in connection with a reduction proportionately applied to the annual base salaries of the Company’s other executive officers or in connection with a broad-based salary reduction program). Your annual base salary as in effect from time to time is referred to as your “Salary”. Your Salary will be paid in accordance with the Company’s normal practices for senior executives but you shall in any event receive pro-rata installments of your Salary at least once each calendar month.
(b)     Annual Performance Cash Incentive. For fiscal year 2016, you will be eligible to receive an annual performance cash incentive (your “Annual Performance Cash Incentive”) in accordance with the Company’s 2011 Incentive Plan (and any successor plan). The target level for fiscal year 2016 will be $600,000, pro-rated based on the number of days you serve the Company during fiscal year 2016. The terms of the Annual Performance Cash Incentive, including the performance metrics used in determining your Annual Performance Cash Incentive, will be subject to the determination and approval of the Compensation Committee on an annual basis. For each fiscal year after fiscal year 2016, your Annual Performance Cash Incentive target level will be subject to the review and

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approval of the Compensation Committee.
(c)     Long-Term Incentive Awards. Beginning with the Company’s 2016 fiscal year, you will annually be eligible to receive long-term incentive awards (“Long-Term Incentive Awards”) as determined by the Company in accordance with the Company’s 2011 Incentive Plan (and any successor plan). The target award level for your Long-Term Incentive Awards under the Company’s Long-Term Incentive Plan for fiscal year 2016 will be $2,000,000, pro-rated based on the number of days you serve the Company during fiscal year 2016, and will be granted pursuant to the Company’s methodologies and consistent with how such awards are granted to other executive officers for fiscal year 2016. The terms of the Long-Term Incentive Awards, including the performance metrics used in determining your Long-Term Incentive Awards payouts, will be subject to the determination and approval of the Compensation Committee on an annual basis. For each fiscal year after fiscal year 2016, your Long-Term Incentive Award target level will be subject to the review and approval of the Compensation Committee.
(d)     Sign-On Bonus. You shall receive a sign-on bonus as follows, intended to compensate you for certain amounts forfeited upon leaving your prior employer:
(1)     $1,750,000 cash payment (subject to applicable tax withholding) to be made to you on or around the 30th day following the Start Date, provided, however, if you provide notice of termination other than for Good Reason, or if the Company terminates you for Cause (as Good Reason and Cause are defined in the Company’s Executive Severance Policy), in each case prior to the first anniversary of your Start Date, you will be required to promptly repay the Company the gross amount of the entire cash sign-on bonus paid to you; and
(2)     equity incentive compensation, to be granted effective as of your Start Date pursuant to the 2011 Incentive Plan and the grant agreements provided to you with respect to these awards, as follows:
time-based RSUs, to be granted effective as of the Start Date with a grant date fair value for accounting purposes under FASB ASC Topic 718 of approximately $3,600,000, as determined by the Company based on its valuation methodology as of the Start Date (the “Sign-On RSUs”). The Sign-On RSUs will vest and be settled in Company common shares as follows: 45% on the first anniversary of the grant date, 33% on the second anniversary of the grant date and 22% on the third anniversary of the grant date, subject to your continued service through each such date, and shall

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otherwise be governed by the terms set forth in this Letter and the grant agreement provided by the Company.

4.	Other Employee Benefits; Change in Control Severance Policy
(a)     Vacation. You will be entitled to paid annual vacation consistent with the Company’s vacation policy as in effect from time to time.
(b)     Employee Benefit Plans. During your employment, you will be eligible to participate in the Company’s employee benefit and welfare plans, including plans providing retirement benefits, deferred compensation, medical, dental, hospitalization, life or disability insurance and the Savings Harvest 401(k) Plan on a basis that is no less favorable than what is provided to other senior executives of the Company generally.
(c)     Change in Control Severance Policy. The Compensation Committee has approved your participation in the Company’s Change in Control Severance Policy (as may be amended from time to time, the “CIC Severance Policy”) as a Schedule A participant (i.e., at 2.99 multiple), provided that (i) you will not be eligible for the benefits under Section 4(g) of the CIC Severance Policy relating to any Excise Tax Gross-up and (ii) such participation shall be in accordance with the terms of such CIC Severance Policy. Your participation and any other terms and conditions related to participation shall be at the discretion of the Compensation Committee or the Board of Directors in accordance with the terms of the CIC Severance Policy.

5.	Termination of Your Employment
(a)     No Reason Required. Subject to Section 6, you or the Company may terminate your employment at any time for any reason, or for no reason.
(b)     Advance Notice Generally Required. Notwithstanding anything else contained in this Letter to the contrary, subject to Section 6 of this Letter and the terms of the CA, Inc. Executive Severance Policy, as may be amended from time to time (the “Executive Severance Policy”), the Company and you each acknowledge and agree that your employment with the Company may be terminated by either the Company upon 30 days’ written notice to you (except in the case of a termination for Cause, as defined in the Executive Severance Policy, in which case notice will not be required) or by you upon 90 days’ written notice to the Company in the event of a resignation without Good Reason, as defined in the Executive Severance Policy. Notwithstanding the foregoing, in the event of a Qualifying Termination as described in Section 6 below, the notice provisions set forth in the Executive Severance Policy will apply. In addition, this Letter shall automatically terminate upon your death or disability (as determined in accordance with the Company’s

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long-term disability program and policies). The Company may determine to waive all or part of your 90-day notice period at its discretion (but shall provide you with full compensation and benefits for the portion of such period that occurs prior to your Termination Date, provided that your Salary shall continue for no less than 30 days during such period). Upon termination of your employment for any reason whatsoever, the Company shall have no further obligations to you after your Termination Date other than those set forth in Section 6 of this Letter. The effective date of your termination of employment shall be referred to herein as the “Termination Date.”

6.	The Company’s Obligations in Connection with Your Termination
(a)     General Effect. On termination of employment in accordance with Section 5, your employment will end and the Group will have no further obligations to you except as provided in this Section 6.
(b)     By the Company Without Cause or By You With Good Reason. If, during your Employment Period, the Company terminates your employment without “Cause” or you terminate your employment for “Good Reason” (i.e., experience a “Qualifying Termination”, as each of these terms are defined in the Executive Severance Policy)):
(1)     The Company will pay you the following as of the end of your employment: (i) your unpaid Salary (which shall be paid to you on the date of the Company’s first regularly scheduled payroll after your Termination Date), (ii) any accrued but unpaid business expense reimbursement, (iii) any unpaid but awarded Annual Performance Cash Incentive for the fiscal year preceding the fiscal year in which the Termination Date occurs and (iv) any vested benefits and other amounts that you are otherwise entitled to receive under any employee benefit plan, policy, practice or program of the Company or any of its affiliates (which shall be payable in accordance with such employee benefit plan, policy, practice or program, as the case may be) (collectively, the “Accrued Benefits”);
(2)     You will be eligible for the termination benefits in accordance with, and subject to the terms and conditions of, the Executive Severance Policy and, if applicable, the CIC Severance Policy;
(3)     Any Sign-on RSUs that have not vested and been paid as of your Termination Date will vest and be settled in accordance with their original schedule set forth above, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (“Section 409A); and,

June 30, 2015

(4)     All other outstanding awards will be governed by the terms of the applicable plans and award agreements.
You shall not be entitled to receive any other payments or benefits in the nature of severance or termination pay, except as otherwise provided herein.
(c)     Condition. The Company will not be required to make the payments and provide the benefits stated in this Section 6 (other than your Accrued Benefits), unless you execute and deliver to the Company, and do not revoke, a valid and effective release and waiver in accordance with the Executive Severance Policy and/or CIC Severance Policy, as applicable.

7.	Employment and Confidentiality Agreement; No Public Statements or Disparagement; Proprietary Information
(a)     Employment and Confidentiality Agreement. You will be required to execute and deliver to the Company on or about the Start Date the Company Employment and Confidentiality Agreement the terms of which are incorporated herein by reference). Pursuant to the Employment and Confidentiality Agreement, you will be subject to certain covenant provisions including non-solicitation of customers and employees provisions for one-year following the termination of your employment for any reason. The Company may waive this provision in its discretion.
(b)     No Public Statement or Disparagement. You agree that you will not make any public statement that would libel, slander or disparage (the foregoing, to “Disparage”) any member of the Group or any of their respective past or present officers, directors, employees or agents, and the Company agrees that the members of the Board of Directors and the Company’s executive officers will not Disparage you; provided that nothing in this Section 7 or in any other provision of this Letter shall prevent either you, the Company or the Company’s executive officers or Board members, respectively, from providing truthful and candid assessments of Group personnel and processes in accordance with established procedures or truthful testimony or other information in any legal proceeding, investigation or as otherwise may be required by law.
(c)     Proprietary Information. “Proprietary Information” means confidential or proprietary information, knowledge or data concerning (1) the Group’s businesses, strategies, operations, financial affairs, organizational matters, personnel matters, budgets, business plans, marketing plans, studies, policies, procedures, products, ideas, processes, software systems, trade secrets and technical know-how, (2) any other matter relating to the Group and (3) any matter relating to clients of the Group or other third parties having relationships with the Group. Proprietary Information includes (1) information regarding

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any aspect of your tenure as an employee of the Group or the termination of your employment, (2) the names, addresses, and phone numbers and other information concerning clients and prospective clients of the Group, (3) investment techniques and trading strategies used in, and the performance records of, client accounts or other investment products, and (4) information and materials concerning the personal affairs of employees of the Group. In addition, Proprietary Information may include information furnished to you orally or in writing (whatever the form or storage medium) or gathered by inspection, in each case before or after the date of this Letter. However, Proprietary Information does not include information (1) that was or becomes generally available to the public, other than as a result of a disclosure by you, directly or indirectly, or as a result of the violation by a third party of the Group’s confidentiality rights, or (2) that you can establish was independently developed by you without reference to any Proprietary Information.
(1)     Use and Disclosure. You will obtain or create Proprietary Information in the course of your involvement in the Group’s activities and may already have Proprietary Information. You agree that the Proprietary Information is the exclusive property of the Group, and that, during your employment, you will use and disclose Proprietary Information only for the Group’s benefit and in accordance with any restrictions placed on its use or disclosure by the Group. After your employment, you will not use or disclose any Proprietary Information. In addition, nothing in this Letter will operate to weaken or waive any rights that the Group may have under statutory or common law, or any other agreement, to the protection of trade secrets, confidential business information and other confidential information.
(2)     Limitations. Nothing in this Letter prohibits you from providing truthful testimony or information concerning the Group to governmental, regulatory or self-regulatory authorities. Also, the parties (and their respective employees, representatives and agents) may disclose to any and all persons, without any limitation of any kind, the tax treatment and tax structure of this Letter and all materials of any kind (including opinions and other tax analysis) that are provided to either party related to such tax treatment and structure.
(d)     Payment Obligations. If you fail to comply with any provision in this Section 7 (including any provision in the Employment and Confidentiality Agreement incorporated herein by reference) during your employment period or during any restricted period thereafter, you will forfeit all remaining payments and benefits owed to you under Section 6 which were conditioned on you providing the Company with a release. In addition, the Group will be entitled to legal, equitable or other remedies, including, without

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limitation, injunctive relief and specific performance to protect against any such non-compliance or threatened non-compliance.

8.	Representations
(a)     You represent that your employment hereunder will not violate any law or duty by you are bound, and will not conflict with or violate any agreement or instrument (including any non-competition or non-solicitation covenants with any prior employer or any other entity) to which you are a party or by which you are bound. The Company further represents that this Letter has been duly approved by the Compensation Committee and that it has full authority to execute this Letter and perform its obligations under this Letter.
(b)     You acknowledge that (1) all cash and equity incentive awards granted to you shall be subject to the terms of such awards (as set forth in this Letter and the respective grant agreements) and shall be subject to recapture under the Company’s clawback policy and clawback provisions as currently in effect and as may be amended from time to time and (2) you will be subject to the Company’s stock ownership guidelines as currently in effect and as may be amended from time to time.
(c)     You represent that you are legally authorized to work in the United States, and you will provide documentation showing such authorization to the Company on your Start Date. You acknowledge that, in order for the Company to comply with United States law, the Company may not employ anyone who cannot provide documentation showing that they are legally authorized to work in the United States.
(d)     You represent that all information provided to the Company or its agents with regard to your background is true and correct to the best of your knowledge. Your breach of this representation shall constitute “Cause.” This offer is contingent upon the successful completion and review of third party background checks and professional reference checks and if the findings of the checks are not satisfactory to the Company, this offer may be withdrawn.

9.	General Provisions
(a)     Any notice required or permitted to be given under this Letter shall be made either:
(i) by personal delivery to you or, in the case of the Company, to the Company’s principal office (“Principal Office”) located at 520 Madison

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Avenue, New York, New York 10022, Attention: Chief Human Resources Officer, or
(ii) in writing and sent by registered mail, postage prepaid, to your residence, or, in the case of the Company, to the Company’s Principal Office.
(b)     This Letter shall be binding upon you and your heirs, executors, assigns, and administrators and shall inure to the benefit of the Company, its successors and assigns and any subsidiary or parent of the Company.
(c)     You and the Group will treat all payments to you under this Letter (except for expense reimbursements that are not subject to taxation) as compensation for services. Accordingly, the Group may withhold from any payment any taxes that are required to be withheld under any law, rule or regulation.
(d)     This Letter shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of law principles. Any action relating to this Letter or your employment shall be brought exclusively in the state or federal courts of the State of New York, County of Suffolk.
(e)     This Letter, the Company’s Employment and Confidentiality Agreement and the other documents referred to herein represent the entire agreement between you and the Company related to your employment and supersede any and all previous oral or written communications, representations or agreements related thereto. This Letter may only be modified, in writing, jointly by you and a duly authorized representative of the Company. This Letter may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. However, this Letter will not be effective until the date it has been executed by both parties. In the event of any conflict in terms or provisions between this Letter and the Employment and Confidentiality Agreement, the terms and provisions of this Letter shall prevail and govern. For the avoidance of doubt, in the event of any conflict in terms or provisions between this Letter and any award agreement pursuant to which you are granted equity in the Company, the terms and provision of the award agreement shall prevail and govern.
(f)     The provisions of this Letter shall be severable in the event that any of the provisions hereof (including any provision within a single paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable in any respect, and the validity and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not in any way be impaired and shall remain enforceable to the fullest extent permitted by law. In addition, waiver by any party hereto

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of any breach or default by the other party of any of the terms of this Letter shall not operate as a waiver of any other breach or default, whether similar to or different from the breach or default waived. No waiver of any provision of this Letter shall be implied from any course of dealing between the parties hereto or from any failure by either party hereto to assert its or her rights hereunder on any occasion or series of occasions.
(g)     The parties agree that this Letter is intended to comply with the requirements of Section 409A or an exemption from Section 409A. In the event that after execution of this Letter either party makes a determination inconsistent with the preceding sentence, it shall promptly notify the other party of the basis for its determination. The parties agree to renegotiate in good faith the terms of this Letter at no additional cost to the Company (other than the Company’s routine expenses for outside counsel), if you and the Company determine that this Letter as structured would have adverse tax consequences to you under applicable law. To extent that you would otherwise be entitled to any payment under this Letter or any plan or arrangement of the Company or its affiliates, that constitutes “deferred compensation” subject to Section 409A and that if paid during the six months beginning on the Termination Date would be subject to the Section 409A additional tax because you are a “specified employee” (within the meaning of Section 409A and as determined by the Company), the payment will be paid to you on the earlier of the six-month anniversary of the Termination Date, a change in ownership or effective control of the Company (within the meaning of Section 409A and to the extent permitted by Section 409A) or your death. Similarly, to the extent that you would otherwise be entitled to any benefit (other than a payment) during the six months beginning on the Termination Date that would be subject to the Section 409A additional tax, the benefit will be delayed and will begin being provided on the earlier of the six-month anniversary of the Termination Date, a change in ownership or effective control of the Company (within the meaning of Section 409A and to the extent permitted by Section 409A) or your death. In addition, any payment or benefit due upon a termination of employment that represents a “deferral of compensation” within the meaning of Section 409A shall be paid or provided to you only upon a “separation from service” as defined in Treas. Reg. 1.409A-1(h). To the extent applicable, each severance payment made under this Letter shall be deemed to be separate payments, amounts payable under Section 6 of this Letter shall be deemed not to be a “deferral of compensation” subject to Section 409A to the extent provided in the exceptions in Treas. Reg. 1.409A-1(b)(4) (“short-term deferrals”) and (b)(9) (“separation pay plans,” including the exception under subparagraph (iii)) and other applicable provisions of Treas. Reg. 1.409A-1 through 1.409A-6.
Notwithstanding anything to the contrary in this Letter or elsewhere, any payment or benefit under this Letter or otherwise that is exempt from Section 409A pursuant to Treas. Reg. 1.409A-1(b)(9)(v)(A) or (C) shall be paid or provided to you only to the extent

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that the expenses are not incurred, or the benefits are not provided, beyond the last day of the second taxable year following the taxable year in which the “separation from service” occurs; and provided further, that such expenses shall be reimbursed no later than the last day of the third taxable year following the taxable year in which your “separation from service” occurs.  Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Letter is determined to be subject to Section 409A, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement in any other calendar year (except for any lifetime or other aggregate limitation applicable to medical expenses), in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.
Very truly yours,

Accepted and agreed to: /s/ Ayman Sayed	/s/ Guy A. Di Lella
Ayman Sayed	Guy A. Di Lella Chief Human Resources Officer CA, Inc.

Date:	7/2/2015	Date: